One Corporate Center
Rye, NY 10580-1435-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com



GAMCO Asset Management Inc.

October 30, 2009

<u>Via Overnight Delivery</u>

Corporate Governance and
Nominating Committee
C/o Mr. Donald A. Merril
Chief Financial Officer, Vice President
and Corporate Secretary
Myers Industries, Inc.
1293 South Main Street
Akron, Ohio 44301

> **Re: Notice of Intent to Nominate Directors at the Company's 2010 Annual
> Meeting of Shareholders**

Dear Mr. Merril:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies the Governance
Committee of Myers Industries, Inc. ("Myers" or the "Company"), that GAMCO intends
to recommend up to four individuals for nomination for election as Directors of Myers at
Myers' 2010 Annual Meeting of Shareholders. This letter is to advise you that GAMCO
is recommending Edward F. Crawford as one of the nominees. GAMCO plans to submit
recommendations of additional individuals once its review of candidates is complete.

Biographical information concerning Mr. Crawford is enclosed.

GAMCO currently is the beneficial owner of approximately 1,983,075 shares of the
common stock of Myers, representing 5.62% of the outstanding shares. A copy of the
most recent Schedule 13D amendment filed on behalf of GAMCO is enclosed.

GAMCO strongly supports the nomination of Mr. Crawford for election to the Board of
Directors of Myers at Myers' 2010 Annual Meeting of shareholders. GAMCO believes
that Mr. Crawford will provide a change in corporate stewardship to reflect the interests
of the owners/shareholders of Myers.

We are not aware of any business relationships between Mr. Crawford and Myers, directly or indirectly, and Mr. Crawford would qualify under NYSE rules as an independent director.

There are no arrangements or understandings between GAMCO and Mr. Crawford or other persons pursuant to which Mr. Crawford is being recommended by GAMCO.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Myers' requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate Mr. Crawford to serve as a director of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

EDWARD F. CRAWFORD

Age:	69
Address:	6065 Parkland Boulevard Cleveland, Ohio 44124
Principal Occupation:	Director, Chairman and Chief Executive Officer (1992-present) and President (1997-2003) of Park Ohio Holdings Corp. (diversified manufacturing services and products holding company) (NASDAQ:PKOH). Chairman of Crawford Group, Inc. (management company for a group of manufacturing companies) since 1964.
Other Directorships:	Continental Global Group, Inc. (conveyor systems for bulk material handling)

Most recent Schedule 13D amendment referenced in Exhibit A, filed on May 29, 2009 (complete filing available on EDGAR)